SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 25, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on July 25, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 25 July 2011

ING to sell Insurance Latam to GrupoSura for EUR 2.7 bln

•	ING to receive a total consideration of appr. EUR 2,680 mln including assumed debt of EUR 65 mln

•	Sale expected to result in a net transaction result at closing of approximately EUR 1 bln

•	Transaction values ING’s Latin American business at 1.8x book value on IFRS basis

•	Transaction excludes ING’s 36% stake in leading Brazilian insurer Sul America SA

ING announced today that it has reached an agreement to sell its Latin American pensions, life insurance and investment management operations for a total consideration of approximately EUR 2,680 million to Grupo de Inversiones Suramericana (“GRUPOSURA”). The sale is the first major step in the divestment of ING’s insurance and investment management activities.

Under the terms of the agreement, ING will receive approximately EUR 2,615 million in cash and GRUPOSURA will assume EUR 65 million in debt. In addition, earnings until closing will remain with ING. The transaction values the Latin American insurance and investment management operations business at 16x estimated 2011 earnings and 1.8x book value at closing estimated at EUR 1.490 billion, both on an IFRS basis. On a pro-forma local GAAP basis the transaction is valued at 18x estimated earnings.

“Over the years we have built a first rate Latin American franchise with a terrific management team and leading market positions in most countries we operate in. I am pleased that we have found in GRUPOSURA a very solid and complementary owner with the ambition to further build on the success of this leading Latin American pensions and insurance provider, in the interests of both our customers and our employees,” said Jan Hommen, CEO of ING Group. “Going forward, we continue to prepare our remaining Insurance and Investment Management businesses for our base case of two IPOs – one for the U.S. businesses and one for the European and Asian businesses – so that we will be ready to proceed when markets are favourable.”

ING expects the sale to deliver a net transaction result of approximately EUR 1 billion. The transaction is subject to regulatory approvals and is expected to close by year-end. The transaction, including cash proceeds, debt reduction in Latin America, and the extraction of excess capital prior to closing, is expected to reduce the leverage in ING Insurance by approximately EUR 2.8 billion.

Included in the transaction are the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; including ING’s 33.7% stake in InVita Seguros de Vida S.A. in Peru. The transaction also includes the local investment management capabilities in these five countries. These businesses combined serve over 10 million clients through approximately 7,000 employees, have assets under management of EUR 49 billion and leadership positions in all of the countries and markets in which they operate. In 2010, these businesses earned EUR 192 million in net income, on approximately EUR 670 million in revenues on an IFRS basis, helped by their leading position in retirement services and the outperformance of the investment management capabilities.

The new combination will be a leading Latin American savings and investments group with approximately USD 120 billion in assets under management. The combined businesses will serve over 25 million customers across 8 countries in North, Central, and South America.

Not included in the transaction is ING’s 36% in leading Brazilian insurer Sul America SA which ING will also seek to divest separately.

ING’s Commercial Banking activities in Mexico, Brazil and Argentina are not affected by today’s announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico are not part of today’s transaction.

GRUPOSURA is a financial holding company listed on the Colombian stock exchange, and is registered in the ADR- Level 1 program in the United States and on Latibex, the Euro Market for Latin American Stocks. The company has investments in leading Colombian companies, including Colombia’s biggest insurance company and number one bank, and also holds significant stakes in companies in other countries throughout the Americas.

In line with IFRS requirements, and starting with the publication of ING’s second-quarter results on 4 August 2011, ING will report the results of the Latin American insurance and investment management operations included in this transaction as results from discontinued operations and categorize these businesses on the balance sheet as “Non Current Assets Held for Sale.” These reporting changes will be implemented in the disclosure for second quarter results, on 4 August 2011, and relevant historical data will be restated accordingly.

Press enquiries	Investor enquiries
Carolien van der Giessen	Investor Relations
+31 20 541 6522	+31 20 541 5460
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: July 25, 2011